June 25, 2012

Dear Stockholder:

Liberty All-Star® Growth Fund, Inc., a Maryland corporation (the “Fund”), is offering to purchase for cash up to 25% of its outstanding shares of common stock, par value $0.10 per share (the “Common Stock”) (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  The Offer will expire at 5:00 p.m., New York City time, on July 24, 2012, unless extended (the “Expiration Date”).

On the terms and subject to the conditions of the Offer, the Fund will pay a purchase price per share for Common Stock properly tendered and not properly withdrawn in the Offer, net to you in cash, equal to 95% of its net asset value per share (“NAV”) determined as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date less applicable withholding taxes and without interest.

All Common Stock that the Fund does not accept for purchase because of proration will be returned at the Fund’s expense to the stockholders that tendered such Common Stock promptly after the Expiration Date.

The Board of Directors has approved the Offer. However, none of the Fund, its Board of Directors, its investment advisor or its information agent makes any recommendation to you as to whether you should tender or refrain from tendering your Common Stock. You must make your own decision as to whether to tender your Common Stock and, if so, how many shares of Common Stock to tender.  In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal.  You may contact AST Fund Solutions, LLC, the information agent, at 800-499-7619 if you have questions regarding how to tender your Common Stock.

Very truly yours,

William R. Parmentier, Jr.
President and Chief Executive Officer